ALPHA BANK

06019090

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, December 5, 2006
Our reference No.13.1.117

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

SUPPL

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

A.J. BILIONI O.J. YANNACOPOULOU

MARKETING AND PUBLIC RELATIONS DIVISION
40, Stadiou Str.
GR - 102 52 Athens

Tel.: +30 210 326 2424
Fax : +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK

Comments on press articles [1.12.2006]

According to press reports, in yesterday's teleconference with analysts and institutional investors, Alpha Bank is reported to have made the statement that it explores the possibility of a share capital increase through a rights issue for the financing of acquisitions in Ukraine. Alpha Bank states that it will not do a share capital increase beyond the already planned one following the exercise of stock options by managerial staff.

ALPHA BANK

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, December 5, 2006
Our reference No.13.1.116

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

A.J. BILIONI O.J. YANNACOPOULOU

MARKETING AND PUBLIC RELATIONS DIVISION
40, Stadiou Str.
GR - 102 52 Athens

Tel. : +30 210 326 2424
Fax : +30 210 326 2427
E-mail: secretariat@alpha.gr

ALPHA BANK

RECEIVED
2006 DEC 12 A 9:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

SHARE CAPITAL INCREASE BY ALPHA BANK FOLLOWING EXERCISE OF STOCK OPTIONS BY THE BANK'S MANAGERIAL STAFF

Alpha Bank's Board of Directors, on 1 December 2006, approved a share capital increase of Euro 1,314,105.00, by issuing 336,950 common shares of nominal value and exercise price Euro 3.90 each, following the exercise of stock options by the Bank's managerial staff, as provided for by the stock options scheme at the General Shareholder Meetings of 11.4.2000 and 9.4.2001.

As a result, the share capital of the Bank will amount to Euro 1,591,285,807.80 divided into 408,022,002 shares of Euro 3.90 each.

The date as of which the new shares will be traded will be specified by further announcement.

Athens, December 1, 2006